Exhibit 21.1

Subsidiaries of Registrant

The following is a list of Lincoln Educational Services Corporation’s subsidiaries:

Name		Jurisdiction
•	Lincoln Technical Institute, Inc. (wholly owned)	New Jersey
•	New England Acquisition LLC (wholly owned)	Delaware
•	Southwestern Acquisition LLC (wholly owned)	Delaware
•	Nashville Acquisition, LLC (wholly owned through Lincoln Technical Institute, Inc.)	Delaware
•	ComTech Services Group Inc. (wholly owned through Lincoln Technical Institute, Inc.)	New Jersey